Exhibit 99.1

Manager-Leasing contract

CRO

between	Centogene GmbH Am Strande 7 18055 Rostock Germany	hereinafter: „Client“ or „Centogene GmbH“ or „CNTG“

and:	Atreus Interim Management GmbH Landshuter Allee 8 80637 Munich Germany	hereinafter: „Contractor“ or „Atreus“

together hereinafter: the „Parties“

and:	Centogene N.V. Am Strande 7 18055 Rostock Germany	hereinafter: „Centogene N.V.“

Recitals

As a market-leading provider of interim management services, Atreus provides its Clients with experienced managers quickly and flexibly on a temporary basis within the framework of management leasing contracts. Whether line, project or program management: Atreus Managers integrate fully into our Clients’ organizations and solve tasks in critical situations safely and quickly. The Atreus Managers who are deployed to meet the specific challenges are experienced managing directors, project and change managers and result-oriented implementers.

Upon execution of this agreement, any and all prior agreements, contracts, or understandings between the Parties, whether written or oral, related to the subject matter of this agreement, specifically the Manager-leasing effective June 5, 2024 are hereby terminated and rendered null and void in their entirety. This agreement shall supersede and replace any and all such prior agreements, contracts or understandings in all respects.

1.	Permission to supply temporary workers according to AÜG (German law on temporary employment)

1.1	Atreus is in possession of a valid permit to supply temporary workers in accordance with § 1 Para. 1 of the German Law on Temporary Employment (AÜG). The permit was last issued by the Federal Employment Agency, Nuremberg Employment Agency in Nuremberg on March 6, 2020. A copy is attached to this contract as Annex 2.

1.2	Atreus shall immediately notify the Client in writing of the date on which the permit ceases to apply (§ 12 Para. 2 AÜG).

1.3	In cases of non-extension (§ 2 Para. 4 Sentence 3 AÜG), withdrawal (§ 4 Para. 1 AÜG) or revocation (§ 5 Para. 1 AÜG) Atreus shall immediately notify the Client in writing of the expected end of the assignment (§ 2 Para. 4 Sentence 4 last half-Sentence AÜG) (§ 12 Para. 2 AÜG).

2.	Subject Matter of the contract

2.1	The subject matter of this contract is the provision of a manager employed by Atreus to the Client on the basis of the German Law on the Provision of Temporary Workers (AÜG) in the currently valid version.

2.2	The Atreus Manager Thomas Wiedermann (born [***]) (hereinafter: the Manager) is assigned as CRO to the Client. The Manager shall be appointed as a Managing Director within the meaning of Section 35 (1) of the German Limited Liability Companies Act (GmbHG)) of the Client. His main tasks/activities include:

•	Implementation of cost-saving measures

•	Concept to reduce the outflow of liquidity

•	Implementation and support of the measures envisaged by the management consultant Oliver Wyman and approved by CNTG management, the Supervisory Board of Centogene N.V. (“Supervisory Board”) or the Client

•	Detailed review of the current restructuring/milestone plan for each measure, and generally, continuous involvement, internal communication and consultation on any restructuring and M&A activities including, but not limited to:

•	internal and external restructuring projects

•	restructuring-related transactions (in particular, such transactions with respect to debt or equity)

•	contemplated strategic corporate transactions

•	stakeholder communications with respect to any strategic corporate or restructuring related transactions

•	transactions with respect to refinancing projects

•	internal projects and/or initiatives focused on the restructuring of CNTG

•	Discussion of progress and critical path with CNTG and for deviations

•	Discuss root causes with CNTG management and develop (in collaboration with consultants) a plan to get back on track

•	Identification of risks for the bottom and topline plan

•	Weekly review of liquidity development (on the basis of an analysis prepared by consultants or CNTG) analysis and derivation of implications/need for further countermeasures

•	Continuous improvement of planning quality/planning process

•	Stakeholder management and communication

•	Activation of the organization in agreement with CNTG management

•	Identification/development of hypotheses for further measures (bottom line, top line) using the analyses and reports

•	Using the analyses carried out by consultants or CNTG team and communicating the measures to the organization/enabling decision-making

•	Implementation of measures and escalation if necessary in the event of delays/resistance

•	Discussion of regular reports for the Supervisory Board as indicated by CNTG management

•	Discussion/communication with Oxford Finance LLC regarding the aforementioned tasks (provided that the Manager shall promptly provide a summary of any such discussions/communication to the Supervisory Board)

•	Consult with the Supervisory Board on a weekly basis (or more frequently as agreed to by the Manager and the Supervisory Board) regarding initiatives and progress to date

•	Discussion topics/coordination:

•	Sharing of activities vs. consultant - Conducting analyses of consultant vs. CRO with focus on decision making and stakeholder management

•	CRO governance

The Manager’s place of work at the Client’s premises is Rostock. The Manager’s work at the Client’s premises will in all likelihood require a large number of business trips. If the Manager shall work on other locations, it will be necessary to convene with CNTG management, and/or the Supervisory Board and the supervisory board (or its equivalent of the Client). In this case, clauses 6.2 and 6.4 shall apply. The Manager’s work at the Client’s premises will in all likelihood require a large number of business trips.

2.3	The Manager reports during the assignment to (i) the Supervisory Board who shall be tasked with the supervision of the performance by the Manager of the tasks and duties assigned to him under this contract and (ii) the supervisory board (or its equivalent) of the Client.

2.4	The Manager shall be appointed as a Managing Director of the Client in order to efficiently and effectively implement actions required that are consistent with the objectives described above.

2.5	The Manager shall have sole power of representation (Einzelvertretungsbefugnis) of the Client. The articles of association of the Client, as well as any rules of procedures for the management board of the Client shall ensure that the Manager has the right and authority to make any and all decisions related to the restructuring of the Client without requiring the consent of any other Managing Directors of the Client.

2.6	In addition, the Manager will enter into a service agreement (overeenkomst van opdracht) under Dutch law with Centogene N.V. pursuant to which the Manager will be entrusted by Centogene N.V. with the tasks, duties and powers described above in relation to the Client and Centogene N.V. and, if applicable, other affiliates of Centogene N.V., with full power of attorney to act for and on behalf of Centogene N.V. ("Power of Attorney") and will be granted (i) the right to give instructions to the Client's management board on any restructuring-related topics, (ii) the right to veto any instructions proposed by the management board or a managing director of Centogene N.V. to the Client's management board in respect of any restructuring and (iii) to revoke, modify or otherwise amend any instruction given by the management board or managing director of Centogene N.V. to the Client's management in respect of any restructuring. The scope of the aforementioned tasks, duties and powers, including the Power of Attorney, shall confer on the Manager tasks, duties, rights and powers similar to those of a managing director (statutair directeur) of a public company (naamloze vennootschap). Against this background, the service agreement will include the acknowledgement that the Manager, in the performance of his tasks under the services agreement and for the scope referred to, will operate as a de facto management board member (feitelijk beleidsbepaler) of Centogene N.V., and (i) that he will be bound by the same standards and principles as set forth in Article 2:9 of the Dutch Civil Code ("DCC") and Article 2:129(5) DCC, which shall be an irrevocable third party stipulation towards the management board members (statutaire bestuurders) of Centogene N.V., and (ii) that he may be suspended by the Supervisory Board who shall act reasonably and in the best interest of Centogene N.V. The service agreement will further include information and consultation obligations of the Supervisory Board with respect to the tasks and duties of the Manager. If the performance by the Manager of any of its tasks, duties, rights or powers included in this agreement or the aforementioned service agreement would have required the consent or approval of the Supervisory Board pursuant to Centogene N.V.’s organizational documents, any other restrictions applicable to the managing directors or applicable law if taken by Centogene N.V.’s or the Client’s management board, the performance of such task, duty, right or power shall be subject to consultation and discussion with the Supervisory Board and reasonable directions (aanwijzingen) by the Supervisory Board.

2.7	The qualifications required for the position referred to in point 2.2 shall include:

•	University degree in business administration or comparable professional qualification

•	Sound knowledge in management positions in the field of restructuring

•	Many years of professional experience in the medical technology and pharmaceutical industry

•	Fluency in written and spoken English

2.8	Atreus is and remains the employer of the Manager provided. There is no contractual relationship between the Manager and the Client, nor does it come into existence (by implication).

3.	Term of the assignment

3.1	The assignment of the Manager will begin upon execution of this contract and will continue until May 31, 2025. If the project duration is extended, the Parties will agree on an extension of the assignment in good time, no later than four weeks before the end of the agreed assignment period. The assignment shall last a maximum of 18 months in total and shall be automatically terminated after 18 months.

3.2	The assignment can only be extended through Atreus. It is agreed that before the manager is taken over by the Client, the statutory maximum transfer period of 18 months pursuant to § 1 Para. 1b AÜG should be exhausted.

4.	Working hours

4.1	The Parties to the agreement assume an intensity of use of 100 percent, which corresponds to an average of approximately 18 days per month. A minimum deployment of 18 days per month on average has been agreed.

4.2	The regular weekly working time of the leased Manager is 40 hours.

4.3	For the duration of the assignment the Manager is obliged to work overtime and/or night work as well as work on weekends to the extent permitted by law if this is necessary for operational reasons.

4.4	The Client must ensure that the contractual and statutory regulations on working hours are monitored.

5.	Remuneration / billing procedure / activity report / invoicing

5.1	Atreus shall receive a fee based on time spent on the assignment of Manager Thomas Wiedermann as follows:

Daily fee of 2,800.00 euros, plus statutory VAT.

The Parties agree that Atreus shall receive a higher daily fee based on time spent on the assignment of Manager Thomas Wiedermann, beginning on 1 August 2024, as follows:

Daily fee of 3,150.00 euros, plus statutory VAT.

5.2	To cover the additional expenses associated with the manager-leasing assignment (social security, health insurance, administration etc.), Atreus will charge the Client a flat rate of 15 percent of the daily rate agreed under Section 5.1 plus the statutory VAT for each day charged.

5.3	Atreus shall bill all actual days worked. Notwithstanding the aforementioned Atreus shall be entitled to bill the Client the minimum purchase agreed in Section 4.1 at the end of this contracts duration, if the actual days worked fall below the minimum purchase agreed in Section 4.1. In this respect, the Client is not obligated to accept more than the minimum intensity agreed in Section 4.1. The days to be worked are agreed between the Client and the Manager / Atreus.

5.4	Atreus will issue an invoice to the Client at the beginning of the month to be billed, and the invoice is due 15 calendar days after proper invoicing. With each invoice, the Client receives an activity report on the scope of the Manager’s activities during the previous month. From 1 August 2024 Atreus shall invoice the Client every 14 days in advance. Each invoice is due for payment immediately after it has been duly issued.

5.5	In the event of ordinary termination pursuant to Section 12.1, Atreus shall charge the daily rates for actual days worked until the end of the contract, but not less than the minimum deployment agreed in Section 4.1 calculated pro rata temporis for the period from receipt of the notice of termination until the effectiveness of the termination.

5.6	For bank transfers abroad / from abroad, the contracting Parties shall bear the bank charges of their respective banks themselves.

6.	Travel costs

6.1	For the payment of travel and accommodation costs to or at the agreed place of work of the Client, Atreus invoices the Client a lump sum plus VAT at the statutory rate according to the following scheme:

Travel lump sum (One-Way): 140.00 euros

Accommodation lump sum: 140.00 euros

The travel lump sum includes all costs incurred for the Manager’s travel to and from the place of work. In the case of arrival and departure on the same day, the commuting fee is due twice.

The accommodation lump sum includes all of the Manager’s costs associated with an overnight stay at the place of work. This flat rate always applies if the Manager has stayed overnight at the place of work.

6.2	Unless otherwise agreed in writing, the Client’s travel policy applies to all business trips.

6.3	Atreus invoices its lump sum travel expenses directly with the Client in accordance with Section 6.1.

6.4	The Manager shall invoice the travel expenses in accordance with Section 6.2 directly to the Client.

7.	Authority to issue directives

7.1	With regard to his work assignment with the Client, notwithstanding any statutory law provisions, the Manager is subject to the Client’s right to issue instructions pursuant to Section 37 (1) of the German Limited Liability Companies Act (GmbHG), both with regard to the specific activity and to monitoring the execution of the work. However, any such instruction by Centogene N.V. as shareholder of the Client shall require the consent by the Manager as CRO at the level of Centogene N.V. Changes to the place of work, the duration of work and the type of activity can only be agreed between Atreus and the Client.

7.2	The Client may only employ the Manager to perform duties that match his qualifications.

7.3	Atreus guarantees that the Manager can be integrated into the Client’s business; in particular, that the contractual obligation to work according to type, place and time, including any overtime that may be necessary, exists.

8.	Contractor’s obligations (Atreus)

8.1	The subject matter of this contract is the provision of a manager employed by Atreus. Atreus does not owe the Client the avoidance of losses, the generation of profits, a certain cash flow or other results. Further assurances will only become part of this contract if they have been agreed in writing or confirmed in writing by Atreus. In this respect the manager hired by Atreus is not entitled to represent Atreus when giving assurances that extend or change the performance promise in accordance with this contract.

8.2	Atreus will support the assignment of the Manager with appropriate measures. The Manager will regularly inform the responsible Atreus Director about his or her work and coordinate with the Atreus Director - especially in critical situations. In consultation with the Client, Atreus will propose suitable measures to ensure that the manager achieves the objectives associated with his or her assignment.

8.3	If case of the Manager being unforeseenly absent for more than ten consecutive calendar days due to illness, accident etc., Atreus will try to propose a suitable replacement as soon as possible (usually within 14 calendar days) at the Client’s request or inform the Client that no suitable replacement is available. The Client is entitled to refuse a replacement for a commensurable reason.

8.4	The Client can demand the dismissal of the manager hired out by Atreus and immediately demand a suitable replacement if the Manager hired out does not have the qualifications in the required professional fields. The same applies if there is a reason that would entitle an employer to issue a warning to an employee for violating contractual obligations. Atreus will promptly notify Oxford Finance LLC of any such demand for dismissal or replacement. If the Manager will be replaced then the replacement shall concurrently replace the Manager in the service agreement with Centogene N.V. and in the Power of Attorney.

8.5	Atreus assures that it will comply with all provisions of the AÜG as well as all other relevant labor, social security and tax regulations with regard to the leased manager.

8.6	If the Client’s company is directly affected by an industrial dispute while the temporary Manager is working, the Manager has the right to refuse to work under § 11 Para. 5 AÜG.

8.7	The Client is entitled to demand quarterly confirmations from Atreus that social security contributions have been properly paid.

9.	Contractor’s liability (Atreus)

9.1	Atreus is liable to the Client for all costs incurred as a result of the absence or loss of a license for the commercial supply of temporary workers as per § 1 AÜG, unless Atreus is not responsible for the loss of the license and notifies the Client of the loss without delay.

9.2	Atreus is only liable to the Client if Atreus did not take the necessary diligence in selecting the leased employees; beyond the diligent selection of the leased manager, Atreus does not assume any liability for any work performed by the leased Manager.

9.3	Atreus shall be liable only for damages and expenses incurred by the Client that:

•	have been caused willfully or with gross negligence by Atreus or its legal representatives or agents; or

•	result from injury to life, body or health and are caused by a breach of duty by Atreus or one of its legal representatives or agents; or

•	are subject to the product liability act, or

•	result from a fraudulent misrepresentation on the part of Atreus or one of its legal representatives or agents; or

•	result from the breach of a duty by Atreus that is essential to the achievement of the purpose of this contract (cardinal obligation).

In cases other than the above, Atreus’ liability – irrespective of the legal reasons – shall be limited to the contractually typical and foreseeable damage.

9.4	The limitation of the liability of Atreus pursuant to Section 5.2 shall also include the personal liabilities of the executives, employees, legal representatives and agents of Atreus.

10.	Client’s obligations (Borrower)

10.1	The Client shall provide all information and documents necessary for the performance of the tasks assumed with the function and shall do what is necessary to enable successful operation. In particular, the Manager will receive from the Client at the start of his assignment or, if necessary, during the course of the assignment, any other necessary information (e. g. details of the objectives, context of the assignment, the Client’s strategy and priorities, key people, other customs etc.) and will have full access to the supervisory board (or its equivalent) of the Client and the Supervisory Board.

10.2	The Client will also provide Atreus with all the relevant documents including the articles of association/partnership agreements of the company(ies), rules of procedure, essential contracts, etc.) that are necessary for the performance of the tasks assumed. If Atreus and/or the Manager makes mistakes due to the fact that such documents were not available, Atreus and/or the Manager will not be held responsible unless they have acted with intent or gross negligence.

10.3	To the extent that the Manager provides certain recommendations and/or concerns to the Client with respect to any management decisions related to strategic corporate transactions and/or restructuring-related transactions, as more particularly described in the tasks/activities of the Manager outlined in Section 2.2. above, including the Client’s obligation to inform Oxford Finance LLC of any such management decisions with respect to the foregoing, and the Client disregards such recommendations and/or concerns provided by the Manager, including any decision by the Client or Centogene N.V. not to pursue any strategic corporate transaction and/or restructuring-related transaction, the Client will provide the reasoning for disregarding the Manager’s recommendations and/or concerns, which shall be disclosed by Client and Manager to Oxford Finance LLC.

10.4	The Client is obligated to allow Oxford Finance LLC full and direct communication with the Manager at all times (provided that the Manager shall promptly provide a summary of any such communication to the Supervisory Board).

10.5	The Client is obligated to instruct the Manager on safety and health protection at work before starting work, in accordance with § 12 Para. 2 of the German Occupational Safety and Health Act (ArbSchG). Taking into account the qualifications and experience of the Manager hired out, the Client must familiarize him/her with the risks specific to the workplace, as well as the accident prevention and other occupational safety regulations applicable to his/her company and the workplace in question, and ensure that they are observed.

10.6	In the event of the Client appointing the Manager as Managing Director, the Client undertakes to take out D&O insurance with sufficient coverage from the beginning of the appointment or to include the Manager in an existing D&O insurance policy with sufficient coverage.

10.7	The Manager provided is carefully selected and, in Atreus’ opinion, is suitable for the Client’s task. The Client has ascertained the suitability of the manager for the intended function and activity and therefore considers the manager to be qualified for the intended function and activity. The Client must immediately address any objections to the Manager’s qualifications to Atreus.

10.8	The Client assures to comply with all provisions of the AÜG as well as all other relevant labour law regulations with regard to the leased manager. This applies in particular to compliance with all relevant regulations for accident prevention and occupational safety. The Client shall enable and guarantee the participation of the manager in necessary instructions. Any additionally required personal protective equipment will be provided by the Client.

10.9	The Manager is insured against accidents by the statutory accident insurance provider Verwaltungs-Berufsgenossenschaft (VBG). The Client is obligated to notify Atreus immediately of any occupational accidents suffered by the Manager. Notifiable accidents at work are always investigated jointly.

10.10	Upon request the Client will inform Atreus of his assessment of the manager’s performance. The Client will inform Atreus at an early stage of any potential problems so that Atreus can take countermeasures in good time. In particular the Client will raise any objections to the way the Manager performs his or her duties immediately and in writing.

10.11	In order to discuss in detail, the status of the project, progress made, achieved results, need for further action, etc., review meetings are held between the Client’s Project Manager and the Director responsible for the project at Atreus.

10.12	The Client will inform Atreus, no later than at the end of the project, whether it is available to Atreus as a reference for this project and whether it may be named for marketing purposes.

11.	Key working conditions

The key working conditions of the Manager provided are determined by the information in Annex 1, which expressly forms part of this contract. The Client has listed all the key working conditions for a comparable employee that apply in his company.

12.	Termination

12.1	During the assignment period, this contract can be terminated by either party with a notice period of four weeks.

12.2	The Parties’ right to terminate the contract for cause without prior notice shall remain unaffected, especially in the following events:

•	In the event of an unavailability of the Manager pursuant to Section 8.3 or in the event that the Client rejects a substitute manager on reasonable grounds pursuant to Section 8.3, the Client may terminate the contract without notice.

•	Both Parties may terminate the contract without notice, if the other Party is insolvent or insolvency proceedings against the other Party’s assets have been applied for or instituted.

•	Both Parties may terminate the Contract without notice, if the other Party fails to fulfill its obligations under this contract in full or in due time and fails to remedy the breach and, where possible, its consequences within 30 (thirty) days upon receipt of a notice to this effect.

12.3	Any notice of termination must be in writing to be valid. A copy of such notice must be provided to Oxford Finance LLC at legaldepartment@oxfordfinance.com.

12.4	A termination is only effective if it is issued to Atreus. It is ineffective if it is issued only on the Manager.

13.	Execution of the contract

13.1	The Client’s contact person for the execution of this contract is Kim Stratton, CEO, Centogene GmbH.

13.2	The Atreus Director in charge is Tibor Reischitz. Petra Brezinova is responsible for the organizational execution.

13.3	Centogene N.V.’s CEO or two managing directors acting jointly shall execute this contract for and on behalf of Centogene N.V. as acknowledgement and acceptance of its obligation to enter into a service agreement with the Manager, grant the Power of Attorney and any other obligations that are specific to Centogene N.V.

14.	Confidentiality

14.1	The Manager is contractually obliged to keep secret all knowledge and trade secrets from and about the Client’s company, its customers or suppliers or other contractual partners. In accordance with this agreement, the Manager shall be obliged to return to the Client all documents, data and working materials received during the project in full and without asserting any rights of retention. The confidentiality obligations continue to apply even after the assignment for the Client has ended and/or the employment relationship with Atreus has ended.

14.2	It is agreed with the Manager, within the limits of the law, that he will not claim any copyrights on the results produced for the Client and that all results produced within the scope of his assignment will become the property of the Client exclusively and free of charge at the end of the assignment. This does not apply to inventions of the manager which are outside the field of activity of the Client; such inventions are considered to be free inventions, which, however, must be disclosed to the Client immediately in accordance with the business basis and offered within the framework of a right of first refusal.

14.3	Atreus has contractually obligated the Manager, within the limits of the law, not to enter into any employment or service relationship with direct competitors of the Client during the term of this contract. However, the Manager is free to enter into further contractual relationships with other (non-competing) Clients, provided that the interests of the Client are not affected by this and, in particular, provided that the Manager is not adversely affected in the provision of the interim management services in accordance with this agreement and within the timeframe specified herein.

15.	Retention of services

Atreus is entitled to withhold its services if the Client fails to fulfill all or part of its obligations under this Manager-Leasing contract and Atreus has already granted the Client a reasonable grace period for performance.

16.	Direct contractual Relationship between the Client and the Manager

16.1	During the term of this contract and for a period of 24 months after its termination, neither the Client nor an affiliate of the Client shall directly or indirectly conclude a contract for employment, services or work with the Manager, without Atreus’ prior written consent. The Interim Manager may be taken on in a direct contractual relationship with Atreus’ consent generally.

16.2	Any contract for employment, services or work concluded between the Client or an affiliate of the Client as defined by Section 15 subsequent of the German Stock Corporation Law (Aktiengesetz – AktG) and the Manager during the term of this contract and for the period of two years after its termination shall be deemed to have been brokered by Atreus.

16.3	Such brokerage service may be charged by Atreus to the Client by invoicing a commission in the amount of 80 daily rates of the remuneration agreed between the Client and Atreus under Section 5.1 plus VAT. The Client reserves the right to produce evidence that Atreus is not responsible for the conclusion of such contract with the Consultant; in this case the commission shall not apply. The provisions under Section 16.1 and 16.2 shall apply accordingly, if the Consultant provides services to the Client or an affiliate of the Client as defined above on behalf of a third party.

17.	Final Provisions

17.1	This Agreement contains all regulations that the Parties have agreed upon about its subject matter. No oral side agreements have been made. The Client’s general terms and conditions shall not apply. Agreements that deviate from or are additional to the provisions recorded in writing in this Agreement shall only apply if they are agreed in writing. This also applies for the revocation of this written-form requirement.

17.2	The sole legal venue for all disputes arising out of or in connection with this contract shall be the local or district court responsible for the location of Atreus’ head office in Munich.

17.3	The laws of the Federal Republic of Germany shall apply, under the exclusion of UN sales law and the conflict of law rules of German international private law.

17.4	Rights and obligations under this contract can only be transferred to third parties with the written consent of the other respective contractual partners, save for any rights of Oxford Finance LLC explicitly given to Oxford Finance LLC under this agreement, including, for the avoidance of doubt, with respect to the Power of Attorney.

17.5	Should any provision of this contract and its supplements be or become invalid, this shall not affect the validity of the remaining provisions. The Parties undertake to replace the invalid provision with a valid provision that meets the intention and purpose of the invalid provision. In the case of a gap in this contract, such provision shall be deemed to be agreed that corresponds to a provision that the Parties would have agreed in accordance with the purpose and intention of this contract, if the matter in question had been considered at the outset. This shall also apply, if the invalidity of a provision is due on a measurement of performance or time. In this event, the legally valid measurement shall apply.

17.6	Standardized terms and position names have been used for the sake of legibility. All genders are intended equally.

11 August 2024	02 August 2024
Centogene GmbH	Atreus Interim Management GmbH

/s/Miguel Coego	/s/Dr. Harald Linné
Miguel Coego	Dr. Harald Linné
CFO	Managing Partner & CEO

/s/Jan Boysen	/s/Tibor Reischitz
Jan Boysen	Tibor Reischitz
VP Legal – General Counsel	Direktor

11 August 2024
Centogene N.V.
(solely in respect of the obligation of Centogene N.V. to enter into a service agreement with the Manager and granting of the Power of Attorney)

/s/Miguel Coego
Miguel Coego
CFO

/s/Peter Bauer
Peter Bauer
Chief Medical & Genomic Officer